UNDERWRITING AGREEMENT

November 22, 2021

Zentek Ltd.

210 - 1205 Amber Drive

Thunder Bay, ON P7B 6M4

Attention:	Mr. Greg Fenton, Chief Executive Officer

Dear Sirs:

Based on the terms and conditions set out below, Eight Capital ("Eight"), as lead underwriter and sole bookrunner, and Leede Jones Gable Inc. and Research Capital Corporation (together with Eight, the "Underwriters" and each, an "Underwriter") hereby severally (and not jointly or jointly and severally), in their respective percentages set out in Section 16(a) below, offer to purchase for resale from Zentek Ltd. (the "Corporation"), and the Corporation, by its acceptance of this offer agrees to issue and sell to the Underwriters, at the Closing Time (as defined below), on a "bought deal" basis, an aggregate of 3,419,000 common shares of the Corporation (the "Initial Shares") of the Corporation at a purchase price of $5.85 per Initial Share (the "Offering Price") for aggregate gross proceeds to the Corporation of $20,001,150.

The Corporation hereby grants to the Underwriters an option (the "Over-Allotment Option") to purchase severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 16(a) below, up to an additional 512,850 Offered Shares of the Corporation (the "Over- Allotment Shares" and together with the Initial Shares, the "Offered Shares") at the Offering Price for additional gross proceeds of up to $3,000,172.50, upon the terms and conditions set forth herein for the purpose of covering over-allotments made in connection with the Offering (as hereinafter defined) and for market stabilization purposes. The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by Eight, on behalf of the Underwriters, by giving written notice to the Corporation on or before a date that is not later than 30 days following the Closing Date (as hereinafter defined) and shall be exercisable to acquire Over-Allotment Shares at the Offering Price. Any such election to purchase the Over-Allotment Shares may be exercised only by written notice from Eight, on behalf of the Underwriters, to the Corporation by 8:00 a.m. (EST) on or before the 30th day following the Closing Date, such notice to set forth: (i) the aggregate number of Over-Allotment Shares to be purchased; and (ii) the Closing Date for the purchase of such shares, provided that such date shall not be less than two Business Days (as hereinafter defined) and no more than five Business Days following the date of such notice. The Initial Shares and the Over-Allotment Shares are collectively referred to herein as the "Offered Shares" and the offering of the Offered Shares by the Corporation is hereinafter referred to as the "Offering".

The Offered Shares may be distributed in each of the provinces of Canada other than the Province of Québec (the "Qualifying Jurisdictions") by the Underwriters pursuant to the Prospectus (as hereinafter defined) and may be offered and sold in the United States (as defined below) only in accordance with the U.S. Private Placement Memorandum (as defined below) and Schedule A hereto, which is incorporated by reference herein and forms part of this Agreement. In particular, all offers of the Offered Shares in the United States shall be made through a U.S. Affiliate (as defined in Schedule A hereto) of an Underwriter in accordance with all applicable U.S. Securities Laws (as defined below) and Schedule A hereto and all sales of the Offered Shares shall: (i) if made pursuant to Rule 506(b) of Regulation D (as defined in Schedule A hereto) be made directly by the Corporation to Substituted Purchasers (as hereinafter defined), or (ii) if made pursuant to Rule 144A (as defined in Schedule Ahereto), shall first be purchased by an Underwriter or a U.S. Affiliate, acting as principal, shall be resold in accordance with Rule 144A. Although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers (the "Substituted Purchasers") for the Offered Shares in connection with private placements of such securities to Accredited Investors (as defined in Schedule A hereto) in accordance with Rule 506(b) of Regulation D. Each Substituted Purchaser shall purchase Offered Shares directly from the Corporation at the Offering Price, and to the extent that Substituted Purchasers purchase Offered Shares, the obligations of the Underwriters to do so will be reduced by the number of Offered Shares purchased by the Substituted Purchasers directly from the Corporation. Any reference in this Agreement hereafter to "purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any. Subject to applicable Laws, including the U.S. Securities Act (as defined in Schedule A hereto) and the terms of this Agreement, the Offered Shares may also be distributed outside of Canada and the United States where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions, provided that the Corporation is provided notice of and consents to such sales and that no prospectus filing or comparable obligation arises and the Corporation does not thereafter become subject to continuous disclosure obligations in such jurisdictions. For certainty, all offers and sales of Offered Shares shall be made in accordance with this Agreement, including Schedule A hereto.

In consideration of the agreement of the Underwriters to purchase the Offered Shares and to offer them to the public pursuant to the Prospectus, the Corporation agrees to pay to the Underwriters, at the Closing Time (as hereinafter defined), a fee equal to 6.0% of the Offering Price per Offered Share, or $0.351 per Offered Share, in respect of all Offered Shares to be sold to the Underwriters pursuant to the Offering (the "Underwriting Fee"). The obligation of the Corporation to pay the Underwriting Fee shall arise at the Closing Time and the Underwriting Fee shall be fully earned by the Underwriters at that time. The Corporation shall be entitled to designate in writing a list of purchaser's (the "President's List") who may purchase Offered Shares under the Offering. The Underwriters may, in their sole discretion, refuse to process any subscription for an investor on the President's List.

The Underwriters shall be entitled (but not obligated) in connection with the Offering to retain as sub-agents other registered securities dealers and may receive subscriptions for Offered Shares from subscribers from other registered dealers, at no additional cost to the Corporation. The fee payable to any such Selling Firm (as hereinafter defined) shall be for the account of the Underwriters.

The Underwriters may offer the Offered Shares at a price less than the Offering Price as described in further detail in Section 16(e) below, in compliance with Canadian Securities Laws (as hereinafter defined) and the disclosure concerning the same contained in the Offering Documents (as hereinafter defined).

In addition to the Offering, the Underwriters understand that the Corporation will offer and sell pursuant to the Prospectus, 1,710,944 Common Shares (as hereinafter defined) at a price of $5.85 per Common Share (the "Concurrent Non-Brokered Placement") concurrent with the closing of the Offering. The Underwriters undertake no obligation to the Corporation or to any purchaser under the Concurrent Non-Brokered Placement. The Corporation acknowledges and agrees that any purchaser under the Concurrent Non-Brokered Placement does not and will not have any recourse to or any rights against the Underwriters, and the Underwriters do not and will not have any liability whatsoever to any purchaser under or in connection with the Concurrent Non-Brokered Placement. No commission or other fee will be paid to the Underwriters in connection with the Concurrent Non-Brokered Placement.

The following are the terms and conditions of the agreement between the Corporation and the Underwriters:

Section 1 Definitions and Interpretation

(a) In this Agreement:

"affiliate", "associate", "distribution", "material change", "material fact", "misrepresentation" and "person" have the respective meanings given to them in the Ontario Act;

"Agreement" means this Underwriting Agreement and not any particular article or section or other portion except as may be specified and words such as "hereof", "hereto", "herein" and "hereby" refer to this Agreement as the context requires;

"Business Day" means any day, other than a Saturday or Sunday, on which the chartered banks in Toronto, Ontario are open for commercial banking business during normal banking hours;

"Canadian Securities Laws" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements, blanket orders, instruments and notices of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement;

"CDS" means CDS Clearing and Depository Services Inc.;

"Closing" means, with respect to the Offered Shares, the completion of the issue and sale by the Corporation of the Offered Shares pursuant to this Agreement;

"Closing Date" means, in respect of the Initial Shares, December 8, 2021 or such other date as the Corporation and the Underwriters may agree, but in any event no later than the date that is 42 days after the date of the Final Receipt and, in respect of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option, if any, means such date as may be specified by the Underwriters in accordance with the terms of this Agreement, as applicable;

"Closing Time" means 8:00 a.m. (EST) on the Closing Date;

"Common Shares" means the common shares in the capital of the Corporation;

"Continuing Underwriters" has the meaning given to that term in Section 16(b) of this Agreement;

"Corporation" has the meaning given to that term in the first paragraph of this Agreement;

"Corporation IP" means the Intellectual Property that is material to the business of the Corporation and the Subsidiary (and as described in the Prospectus) and that is owned by and has been developed by or for, or is being developed by or for, the Corporation, other than Licensed IP;

"Defaulted Securities" has the meaning given to that term in Section 16(b) of this Agreement;

"Documents Incorporated by Reference" means all financial statements, management information circulars, annual information forms, material change reports, business acquisition reports, Marketing Materials or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required by applicable Canadian Securities Laws to be incorporated by reference into the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable;

"Engagement Letter" means the engagement letter dated as of November 16, 2021 signed by Eight and accepted by the Corporation;

"Final Receipt" means a receipt for the Prospectus issued in accordance with the Passport System;

"Financial Statements" means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors' report on such statements, prepared in accordance with international financial reporting standards as in force at the applicable time;

"Governmental Authority" means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing and for greater certainty, includes, but is not limited to, Health Canada, the Securities Commissions and the TSXV;

"Health Care Laws" means and includes, without limitation: (i) the United States Federal Food, Drug, and Cosmetic Act; (ii) all applicable supranational, foreign, federal, state, provincial, and local health care related fraud and abuse laws and regulations and all criminal laws relating to health care fraud and abuse, and (iii) any and all other applicable supranational, foreign, federal, state, provincial, and local laws relating to the manufacturing, development, testing, labeling, marketing, advertising, promotion, or distribution of medical devices, the billing, payment, or reimbursement of or for medical devices or medical procedures involving those devices, kickbacks, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, and quality, safety, privacy, security, licensure or any other aspect of providing medical devices;

"Indemnified Party" has the meaning given to that term in Section 13(a) of this Agreement;

"Intellectual Property" means any of the following, as they exist anywhere in the world, whether registered or unregistered, all trade or brand names, business names, trademarks, service marks, copyrights, patents, patent rights, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), software, inventions, designs and other industrial or intellectual property;

"Laws" means Canadian Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"Licensed IP" means the Intellectual Property that is licensed to the Corporation and/or the Subsidiary and material to the business of the Corporation and the Subsidiary (and as described in the Prospectus) and that is owned by any person other than the Corporation;

"Licenses" means all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise), including without limitation, those administered by Health Canada or any other Governmental Authority;

"Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

"Marketing Materials" has the meaning given to it in NI 41-101;

"Material Adverse Effect" or "Material Adverse Change" means any change, event, violation, inaccuracy, circumstance, development or effect that is materially adverse to the business, assets (including intangible assets), capitalization, liabilities (contingent or otherwise), condition (financial or otherwise), prospects, Intellectual Property or results of operations of the Corporation and its Subsidiary, taken as a whole, whether or not arising in the ordinary course of business;

"NI 41-101" means National Instrument 41-101 - General Prospectus Requirements;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

"Offered Shares" has the meaning given to that term in the first paragraph of this Agreement;

"Offering" has the meaning given to that term in the second paragraph of this Agreement;

"Offering Documents" means, collectively, the Preliminary Prospectus, the Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material;

"Ontario Act" means the Securities Act (Ontario);

"Over-Allotment Option" has the meaning ascribed thereto in the second paragraph of this Agreement;

"Passport System" means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 - Passport System adopted by the Canadian Securities Commissions (other than the Ontario Securities Commission);

"Preliminary Prospectus" means the preliminary short form prospectus of the Corporation dated November 22, 2021, including all Documents Incorporated by Reference, approved, signed and certified in accordance with Canadian Securities Laws, relating to the qualification for distribution of the Offered Shares under applicable Canadian Securities Laws;

"Preliminary Receipt" means a receipt for the Preliminary Prospectus issued in accordance with the Passport System;

"Prospectus" means the (final) short form prospectus of the Corporation, including all Documents Incorporated by Reference, to be approved, signed and certified in accordance with the Canadian Securities Laws, relating to the qualification for distribution of the Offered Shares under applicable Canadian Securities Laws;

"Qualifying Jurisdictions" has the meaning given to that term in the fourth paragraph of this Agreement;

"Refusing Underwriter" has the meaning given to that term in Section 16(b) of this Agreement;

"SEC" means the United States Securities and Exchange Commission;

"Securities Commissions" means collectively, the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

"Selling Firm" has the meaning given to it in Section 4(a) of this Agreement;

"standard term sheet" has the meaning ascribed thereto under NI 41-101;

"subsidiary" means a subsidiary for purposes of the Ontario Act;

"Subsidiary" means Zentek USA Inc.;

"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus or the Prospectus, or any amended or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Canadian Securities Laws relating to the qualification for distribution of the Offered Shares under applicable Canadian Securities Laws;

"Transfer Agent" means Capital Transfer Agency Inc.;

"TSXV" means the TSX Venture Exchange;

"Underwriters" or "Underwriter" has the meaning given to that term in the first paragraph of this Agreement;

"Underwriting Fee" has the meaning given to that term in the fourth paragraph of this Agreement;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Private Placement Memorandum" means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Corporation, each acting reasonably, which will be attached to the Prospectus, and any Supplementary Material thereto, to be delivered to Purchasers in the United States in accordance with Schedule A hereto;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act (as defined in Schedule A hereto), the U.S. Exchange Act (as defined in Schedule A hereto) and the rules and regulations promulgated thereunder, including the rules and policies of the SEC and any applicable state securities laws;

(b) All capitalized terms used but not otherwise defined herein have the meanings given to them in the Prospectus.

(c) The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(d) Unless otherwise expressly provided in this Agreement, (i) words importing only the singular number include the plural and vice versa and words importing gender include all genders; and (ii) all references to dollars or "$" are to Canadian dollars.

(e) The phrase "to the knowledge of the Corporation" means a statement as to the knowledge of each of Greg Fenton, Chief Executive Officer of the Corporation, and Brian Bosse, Chief Financial Officer of the Corporation, about the facts and circumstances to which such phrase related, after having made due and applicable inquiries and investigations in connection with such facts and circumstances that would ordinarily be made by senior officers in the discharge of their duties, without special inquiry for the purpose of the Offering.

(f) The following is a schedule to this Agreement, which schedule (including the representations, warranties and covenants set out therein) is deemed to be a part hereof and is hereby incorporated by reference herein:

Schedule A - Terms and Conditions for United States Offers and Sales

Section 2 Compliance with Laws

(a) The Corporation covenants with the Underwriters that (i) the Corporation shall, no later than 3:00 p.m. (EST) on November 22, 2021, file the Preliminary Prospectus, in form and substance satisfactory to the Underwriters, with the Securities Commissions under the Canadian Securities Laws pursuant to the Passport System and NP 11-202 and shall designate the Province of Ontario as the designated and principal jurisdiction thereunder, together with the required supporting documents, and (ii) following receipt of the Preliminary Receipt, the Corporation shall use commercially reasonable efforts to promptly resolve all comments received or deficiencies raised by the Securities Commissions and prepare and file the Prospectus, in form and substance satisfactory to the Underwriters, with the Securities Commissions under the Canadian Securities Laws, together with the required supporting documents, and will obtain the Final Receipt from the Ontario Securities Commission, as principal regulator as soon as possible after the filing of the Prospectus, and, in any event, use its reasonable commercial efforts to obtain such document by 4:00 p.m. (EST) on November 30, 2021 (or such other time and/or date as the Corporation and the Underwriters may agree) and the Corporation will promptly fulfill and comply with, to the satisfaction of the Underwriters, acting reasonably, the Canadian Securities Laws and U.S. Securities Laws required to be fulfilled or complied with by the Corporation to enable the Offered Shares to be lawfully distributed in such jurisdictions through the Underwriters or their respective affiliates or any other investment dealers or brokers registered in such jurisdictions as contemplated therein.

(b) During the distribution of the Offered Shares:

(i) the Corporation shall prepare, in consultation with the Underwriters, and approve in writing, prior to such time any Marketing Materials are provided to potential investors in Offered Shares, a template version of any Marketing Materials reasonably requested to be provided by the Underwriters to any such potential investor, such Marketing Materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Underwriters, acting reasonably;

(ii) Eight shall, on behalf of the Underwriters, as contemplated by Canadian Securities Laws, approve a template version of any such Marketing Materials in writing prior to the time such Marketing Materials are provided to potential investors in Offered Shares;

(iii) the Corporation shall file a template version of any Marketing Materials on SEDAR as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Corporation and Eight and, in any event, on or before the day the Marketing Materials are first provided to any postential investor in Offered Shares, and any comparables (as defined in NI 41-101) shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such Marketing Materials to the Securities Commissions), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(iv) following the approvals and filings set forth in Section 2(b)(i) to Section 2(b)(iii) above, the Underwriters may provide a limited-use version of such Marketing Materials to potential investors in Offered Shares in accordance with Canadian Securities Laws.

(c) The Corporation and the Underwriters, on a several basis, covenant and agree, during the distribution of the Offered Shares,:

(i) not to provide any potential investor of Offered Shares with any Marketing Materials unless a template version of such materials has been filed by the Corporation with the Securities Commissions on or before the day such Marketing Materials are first provided to any potential investor of Offered Shares; and

(ii) not to provide any potential investor with any materials or information in relation to the distribution of the Offered Shares or the Corporation, other than: (A) such Marketing Materials that have been approved and filed in accordance with Section 2(b); and (B) the Prospectus.

(d) Each purchaser who is resident in a Qualifying Jurisdiction shall purchase pursuant to the Prospectus. Each other purchaser not resident in a Qualifying Jurisdiction shall purchase only on a private placement basis in accordance with such procedures as the Corporation and the Underwriters may mutually agree, acting reasonably, in order to fully comply with applicable Laws and the terms of this Agreement (Section 4(b) with respect to offers and sales in jurisdictions other than the Qualifying Jurisdictions and including Schedule A hereto). The Corporation hereby agrees to ensure compliance by the Corporation with all applicable Canadian Securities Laws on a timely basis in connection with the distribution of the Offered Shares to purchasers resident in the Qualifying Jurisdictions and to take or cause to be taken all steps and proceedings required under U.S. Securities Laws to be taken by the Corporation in order to offer and sell the Offered Shares hereunder, provided the Underwriters comply with their obligations hereunder. For certainty, all offers and sales of Offered Shares shall be made in accordance with this Agreement, including Schedule A hereto. The Corporation also agrees to file within the periods stipulated under applicable Laws and at the Corporation's expense all private placement forms required to be filed by the Corporation in connection with the Offering and pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Shares outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the applicable Laws outside of Canada.

Section 3 Due Diligence

Prior to the filing of the Preliminary Prospectus, the Prospectus and any Supplementary Material, the Corporation shall allow the Underwriters to participate fully in the preparation of such documents and shall allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute any certificate related to such documents required to be executed by them under applicable Canadian Securities Laws. Up to the later of the Closing Date and the date of completion of the distribution of the Offered Shares, the Corporation shall allow each of the Underwriters to conduct any due diligence investigations that any of them reasonably requires to confirm as at any date that it continues to have reasonable grounds for the belief that the Offering Documents do not contain a misrepresentation as at such date or as at the date of such Offering Documents or, for purposes of U.S. Securities Laws, do not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make statements therein, in light of the circumstances under which they were made, not misleading as at such date or as at the date of such Offering Documents.

Section 4 Distribution and Certain Obligations of Underwriters

(a) The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Offered Shares (each, a "Selling Firm") to agree to, comply with applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, in connection with the distribution hereof and shall offer the Offered Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Offering Documents and this Agreement. The Underwriters (or, as applicable, their U.S. Affiliates) shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Shares only in those jurisdictions where they may be lawfully offered for sale or sold, provided such Underwriter (or, as applicable, their U.S. Affiliates) or Selling Firm is appropriately registered in such jurisdiction. The Underwriters shall: (i) use all reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Shares as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Offered Shares and provide a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions.

(b) The Underwriters (or, as applicable, their U.S. Affiliates) shall, and shall require any Selling Firm to agree to, distribute the Offered Shares in a manner which complies with and observes all applicable Laws in each jurisdiction into and from which they may offer to sell the Offered Shares or distribute the Prospectus, any Marketing Materials or any Supplementary Material in connection with the distribution of the Offered Shares and will not, directly or indirectly, offer, sell or deliver any Offered Shares or deliver the Prospectus, any Marketing Materials or any Supplementary Material to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable Laws of such other jurisdictions or pay any unreasonable filing fees which relate to such other jurisdictions. Subject to the foregoing, the Underwriters (or, as applicable, their U.S. Affiliates) and any Selling Firm shall be entitled to offer and sell the Offered Shares in the United States solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act, and in other jurisdictions in accordance with any applicable Laws in the jurisdictions in which the Underwriters and/or Selling Firms offer the Offered Shares. Any offer or sale of the Offered Shares will be made in accordance with Schedule A hereto.

(c) For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Prospectus shall have been obtained from the applicable Securities Commission (including the Final Receipt for the Prospectus issued under the Passport System and NP 11-202) following the filing of the Prospectus unless otherwise notified in writing.

(d) The Corporation and the Underwriters agree that Schedule A hereto entitled "Terms and

Conditions for United States Offers and Sales" is incorporated by reference in and shall form part of this Agreement.

(e) Notwithstanding the foregoing provisions of this Section 4, an Underwriter will not be liable to the Corporation under this Section 4 with respect to a default under this Section 4 or Schedule A hereto by another Underwriter or another Underwriter's U.S. Affiliate, or by a Selling Firm appointed by another Underwriter, as the case may be, but only for a default under this Section 4 or Schedule A by itself or any Selling Firm appointed by such Underwriter.

Section 5 Conditions of the Offering

The Underwriters' obligations under this Agreement to purchase the Offered Shares are subject to the representations and warranties of the Corporation contained in this Agreement being true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and each of the following conditions:

(a) the Preliminary Prospectus and the Prospectus having been signed and certified on behalf of the Corporation and filed with the Securities Commissions in accordance with Canadian Securities Laws and a receipt having been obtained therefor by the Corporation from the Ontario Securities Commission, as principal regulator, evidencing that a receipt has been issued with respect to the Preliminary Prospectus and the Prospectus from each of the Securities Commissions;

(b) receipt of evidence by the Underwriters, in a form acceptable to the Underwriters, acting reasonably, that all actions required to be taken by or on behalf of the Corporation, including the passing of all requisite resolutions of the directors and shareholders of the Corporation, having been taken so as to approve the execution and delivery of this Agreement, and the Offering Documents, as applicable, the granting of the Over-Allotment Option and the distribution of the Offered Shares without restriction;

(c) confirmation, in a form acceptable to the Underwriters, acting reasonably, of the concurrent closing of the Concurrent Non-Brokered Placement;

(d) the Corporation delivering to the Underwriters, at the Closing Time, a certificate dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, in a form satisfactory to Eight, acting reasonably, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries and after having carefully examined the Prospectus and any Supplementary Material, that:

(i) the Corporation has complied in all material respects (except where already qualified by materiality, in which case the Corporation has complied in all respects) with all the covenants and satisfied in all material respects (except where already qualified by materiality, in which case the Corporation has satisfied in all respects) all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time, including the concurrent closing of the Concurrent Non-Brokered Placement;

(ii) the representations and warranties of the Corporation contained in this Agreement and any certificate of the Corporation delivered hereunder are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, after giving effect to the transactions contemplated by this Agreement;

(iii) receipts have been issued by the Securities Commissions in the Qualifying Jurisdictions for the Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Corporation has been issued by any Governmental Authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Canadian Securities Laws or U.S. Securities Laws or by any Governmental Authority;

(iv) since the respective dates as of which information is given in the Prospectus (A) there has been no material change affecting the Corporation on a consolidated basis, and (B) no transaction has been entered into by the Corporation other than in the ordinary course of business, which is material to the Corporation on a consolidated basis, other than to be disclosed in the Prospectus or any Supplementary Material, as the case may be; and

(v) there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact or a new material fact) contained in the Prospectus which material fact or change is of such a nature as to render any statement in the Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectus;

(e) the Underwriters receiving, at the Closing Time, a legal opinion dated the Closing Date, to be addressed to the Underwriters, in form and substance acceptable to the Underwriters acting reasonably, of Irwin Lowy LLP, counsel to the Corporation (who may rely on, or deliver, to the extent appropriate in the circumstances, the opinions of local counsel acceptable to the Underwriters and may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Corporation), with respect to the following matters:

(i) that the Corporation is a reporting issuer not in default of any requirement of the Ontario Act and the regulations thereunder and has a similar status under the Canadian Securities Laws of each of the other Qualifying Jurisdictions;

(ii) that the Corporation is a company incorporated under the laws of the Province of Ontario and has the corporate power and capacity to own or lease its properties and assets, carry on its business as it is currently conducted, and to execute, deliver and perform its obligations under this Agreement;

(iii) that the authorized share capital of the Corporation consists of an unlimited number of Common Shares and specifying the number of issued and outstanding Common Shares immediately prior to the Closing Time;

(iv) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Prospectus and the filing thereof under Canadian Securities Laws in each of the Qualifying Jurisdictions;

(v) that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement, and the performance of the Corporation's obligations hereunder and thereunder and this Agreement, has been duly authorized, executed and delivered by the Corporation, and it constitutes a legal, valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with the terms thereof, subject to customary limitations on enforceability;

(vi) the execution and delivery of this Agreement and the performance of the Corporation's obligations hereunder, including the granting of the Over-Allotment Option issuance and the sale and delivery of the Offered Shares, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with: (A) any of the terms, conditions or provisions of the articles or by-laws of the Corporation, or any resolution of any of the directors (or committees of directors) or shareholders; or (B) any Laws having force in the Province of Ontario;

(vii) that the TSXV has conditionally approved the issuance and listing of the Common Shares being issued and sold pursuant to the Offering, subject to the satisfaction of the conditions set forth in the conditional approval letter of the TSXV;

(viii) that all necessary corporate action has been taken by the Corporation to authorize the issuance of the Offered Shares;

(ix) that upon the payment of the Offering Price therefor, the Common Shares partially comprising the Offered Shares will be duly and validly issued as fully paid and non- assessable Common Shares;

(x) that the Over-Allotment Shares have been authorized and allotted for issuance and, upon the due exercise of the Over-allotment Option, the Over-Allotment Shares will be validly created and issued, as applicable;

(xi) that all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions have been obtained by the Corporation to qualify the distribution to the public of the Offered Shares in each of the Qualifying Jurisdictions through persons who are registered under applicable Canadian Securities Laws and who have complied with the relevant provisions of applicable Canadian Securities Laws;

(xii) that the statements set forth in the Prospectus under the caption "Eligibility for Investment" in the Prospectus are accurate, subject to the limitations and qualifications set out therein;

(xiii) that the attributes of the Common Shares are consistent in all material respects with the description thereof in the Prospectus;

(xiv) that the form of the certificate respecting the Common Shares has been approved and adopted by the board of directors of the Corporation and does not conflict with the articles or by-laws of the Corporation or any applicable Laws and complies with the rules and regulations of the TSXV; and

(xv) that the Transfer Agent, at its principal office in the City of Toronto, has been duly appointed as the transfer agent and registrar for the Common Shares.

(f) if any Common Shares are sold in the United States and if requested by the Underwriters, the Underwriters receiving, at the Closing Time on the Closing Date, a legal opinion dated the Closing Date, to be addressed to the Underwriters, in form and substance acceptable to the Underwriters, of Nauth LPC, special United States securities law counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Corporation), to the effect that the offer and sale of the Common Shares in the United States, provided such offers and sales are made in accordance with Schedule A hereto; it being understood that such counsel need not express its opinion with respect to any resale of the Common Shares;

(g) the Underwriters receiving at the Closing Time a certificate, dated as of the Closing Date, signed by the corporate secretary of the Corporation (or such other officer as the Underwriters may agree to), in a form satisfactory to Eight, acting reasonably, certifying for and on behalf of the Corporation and without personal liability, with respect to:

(i) the constating documents and articles of the Corporation;

(ii) the resolutions of the board of directors of the Corporation relevant to the issue and sale of the Offered Shares and the authorization of the other agreements and transactions contemplated herein; and

(iii) the incumbency and signatures of signing officers of the Corporation;

(h) the Common Shares issuable pursuant to the Offering are listed and posted for trading on the TSXV, subject only to the standard listing conditions of the TSXV; and

(i) the Underwriters receiving at the Closing Time on the Closing Date a comfort letter dated the Closing Date from the auditors of the Corporation, in form and substance satisfactory to the Underwriters, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 9(a) hereof.

Section 6 Representations as to Offering Documents

Filing and delivery to the Underwriters in accordance with this Agreement of any Offering Document shall constitute a representation and warranty by the Corporation to the Underwriters that, as at their respective dates, dates of filing and dates of delivery:

(a) the information and statements (except information and statements relating solely to the Underwriters, which have been provided by the Underwriters to the Corporation in writing specifically for use in any of the Offering Documents (collectively, "Underwriters' Information")) contained in such Offering Documents are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares as required by applicable Canadian Securities Laws;

(b) no material fact or information has been omitted from such disclosure (except for Underwriters'

Information) that is required to be stated in such disclosure or that is necessary to make a statement contained in such disclosure not misleading in the light of the circumstances under which it was made; and

(c) except with respect to any Underwriters' Information, such documents comply in all material respects with the requirements of Canadian Securities Laws.

Such filings shall also constitute the Corporation's consent to the Underwriters' use of the Preliminary Prospectus, the Prospectus and any Supplementary Material in connection with the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with this Agreement and Canadian Securities Laws.

Section 7 Additional Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Underwriters and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Offered Shares that:

(a) each of the Corporation and the Subsidiary has been duly incorporated and organized and is validly existing as a corporation under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be, and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Corporation or the Subsidiary;

(b) each the Corporation and the Subsidiary is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification (except for such jurisdictions where the failure to be so qualified would not result in a Material Adverse Effect) and has all requisite corporate power and authority to conduct its business and to own, lease and operate its properties and assets and to execute, deliver and perform its obligations under this Agreement, and any other document, filing, instrument or agreement delivered in connection with the Offering;

(c) neither the Corporation nor the Subsidiary is (i) in violation of its constating documents or (ii) to the knowledge of the Corporation, in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, except in the case of clause (ii) for any such violations or defaults that would not result in a Material Adverse Effect;

(d) the Corporation has no direct or indirect subsidiaries other than the Subsidiary (which Subsidiary is not a material subsidiary), nor any investment in any person which, for the year ended March 31, 2021 or which, for the financial year ending March 31, 2021, is expected to account for, more than five percent of the consolidated assets or consolidated revenues of the Corporation or would otherwise be material to the business and affairs of the Corporation on a consolidated basis. The Corporation owns, directly or indirectly, all of the issued and outstanding shares of the Subsidiary, all of the issued and outstanding shares of the Subsidiary are issued as fully paid and non-assessable shares, free and clear of all Liens whatsoever, and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or the Subsidiary of any interest in any of the shares in the capital of the Subsidiary;

(e) the Corporation (i) conducted and has been conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which its business is carried on or in which its services are provided and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non- compliance with any such Laws, (ii) is not in breach or violation of any judgment, order or decree of any Governmental Authority having jurisdiction over the Corporation, and (iii) holds all, and is not in breach of any, Licenses that enable its business to be carried on as now conducted, and all such Licenses are valid and subsisting and in good standing, except in each case where the failure to be in such compliance or to hold such Licenses could not reasonably be expected to result in a Material Adverse Effect;

(f) each of the Corporation and the Subsidiary is the absolute legal and beneficial owner, and has good and valid title to, all of the material property or assets thereof as described in the Offering Documents, and no other material property or assets are necessary for the conduct of the business of the Corporation or the Subsidiary as currently conducted, (B) the Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Corporation or the Subsidiary to use, transfer or otherwise exploit such property or assets, and (C) other than in the ordinary course of business and as disclosed in the Offering Documents, neither the Corporation nor the Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

(g) the authorized and issued share capital of the Corporation conforms to the description thereof contained in the Offering Documents. All of the issued and outstanding Common Shares have been duly and validly authorized and issued as fully paid and non-assessable, and none of the outstanding shares of the Corporation were issued in violation of the pre-emptive or similar rights of any securityholder of the Corporation;

(h) at the Closing Time, all necessary corporate action will have been taken by the Corporation to: (i) authorize the execution, delivery and performance of this Agreement; (ii) grant the Over- Allotment Option, and (iii) validly create, issue and sell the Offered Shares;

(i) the terms and the number of options to purchase Common Shares granted by the Corporation currently outstanding conforms to the description thereof contained in the Offering Documents and, other than as contemplated by this Agreement, and (i) options granted to directors, officers, employees and consultants of the Corporation to purchase Common Shares, and (ii) common share purchase warrants, in each case as described in the Offering Documents, no person, firm or corporation has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Corporation or any Subsidiary of any interest in any Common Shares or other securities of the Corporation or any Subsidiary whether issued or unissued;

(j) there are no contracts or agreements between either the Corporation or a Subsidiary and any person granting such person the right to require the Corporation or the Subsidiary to file a registration statement under U.S. Securities Laws or, except as contemplated by this Agreement, a prospectus under Canadian Securities Laws, with respect to any securities of the Corporation or any Subsidiary owned or to be owned by such person that require the Corporation or a Subsidiary to include such securities in the securities qualified for distribution under the Offering Documents;

(k) except as described in the Offering Documents, there are no voting trusts or agreements, shareholders' agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre-emptive rights agreements, tag-along agreements, drag- along agreements or proxies relating to any of the securities of the Corporation or the Subsidiary, to which the Corporation or the Subsidiary is a party;

(l) the Common Shares to be issued as described in this Agreement and in the Offering Documents have been, or prior to the Closing Time will be, duly created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid shares in the capital of the Corporation, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(m) at the Closing Time the Corporation shall have taken all necessary corporate action to allot and authorize the issuance of the Common Shares and they will be validly issued as fully paid and non-assessable Common Shares;

(n) the Transfer Agent, at its principal office in Toronto, Ontario, will be, at the Closing Date, duly appointed as the registrar and transfer agent of the Corporation with respect to the Common Shares;

(o) this Agreement has been, or at the Closing Time will be, duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors' rights generally, general principles of equity, and the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and except that rights of indemnity, contribution, waiver and the ability to sever unenforceable terms may be limited under applicable Laws;

(p) no authorization, approval, consent, licence, permit, order or filing of, or with, any Government Authority or court, domestic or foreign, (other than those which have already been obtained or will be obtained prior to the Closing Date and except for post-closing filings to be made with the TSXV and post-closing distribution reports to be filed and other post-closing filings to be made with certain securities regulatory authorities) is required for the valid sale and delivery of the Offered Shares or for the execution and delivery or performance this Agreement by the Corporation;

(q) the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, the sale of the Offered Shares hereunder by the Corporation, the granting of the Over-Allotment Option by the Corporation and the consummation of the transactions contemplated in this Agreement, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule, regulation or Law applicable to the Corporation or the Subsidiary; (B) the constating documents, by-laws or resolutions of the directors or shareholders of the Corporation or the Subsidiary; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or the Subsidiary is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the Subsidiary or the property or assets thereof, except where such conflict, breach, violation or default would not result in a Material Adverse Effect; and (ii) do not affect the rights, duties and obligations of any parties to any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or the Subsidiary is a party or by which it is bound (including, for greater certainty, any such agreements relating to the Investments), nor give a party the right to terminate any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or the Subsidiary is a party or by which it is bound, by virtue of the application of terms, provisions or conditions therein, except where those rights, duties or obligations, or rights to terminate, are affected in a manner that would not result in a Material Adverse Effect;

(r) the Financial Statements have been prepared in accordance with international financial reporting standards and present fully, fairly and correctly in all material respects, the financial condition of the Corporation and its Subsidiary as at the dates thereof and the results of the operations and the changes in the financial position of the Corporation for the periods then ended, on a basis consistent throughout the periods indicated and in accordance with the books and records of the Corporation;

(s) the Financial Statements (i) comply with the requirements of Canadian Securities Laws, (ii) are, in all material respects, consistent with the books and records of the Corporation, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Corporation for the periods covered thereby, (iv) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and (v) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable Law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, and there has been no material change in accounting policies or practices of the Corporation since March 31, 2021, except as has been disclosed in the Prospectus. There are no "non-GAAP financial measures" (as such term is defined by Canadian Securities Laws) contained in or incorporated by reference into the Prospectus;

(t) to the knowledge of the Corporation, the Corporation's auditors are independent public accountants as required under applicable Canadian Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) between the Corporation and such auditors or, to the knowledge of the Corporation, any former auditors of the Corporation;

(u) subject to the exemption included in Part 6 of National Instrument 52-110 - Audit Committees, the responsibilities and composition of the Corporation's audit committee comply with NI 52- 110;

(v) the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in all material respects in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with international financial reporting standards and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(w) except as disclosed in the Offering Documents, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares on a fully-diluted basis or any known associate or affiliate of any such person, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation on a consolidated basis;

(x) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Corporation and its Subsidiary have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation and its Subsidiary have been filed with all appropriate authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not have a Material Adverse Effect. To the knowledge of the Corporation, no examination of any tax return of the Corporation or the Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or its Subsidiary, except where such examinations, issues or disputes would not have a Material Adverse Effect;

(y) the statistical, industry and market related data included in the Offering Documents are derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived;

(z) since the respective dates as of which information is given in the Offering Documents, except as otherwise stated therein or contemplated thereby, there has not been: (i) any material change in the condition (financial or otherwise), or in the earnings, business, affairs, capital, prospects, operations or management of the Corporation or the Subsidiary, whether or not arising in the ordinary course of business from that set forth therein; (ii) any transaction entered into by the Corporation or the Subsidiary, other than in the ordinary course of business, that is material to the Corporation; or (iii) any dividend or distribution of any kind declared, paid or made by the Corporation or the Subsidiary on shares in the capital of the Corporation or a Subsidiary, as applicable;

(aa) other than as previously described in the public disclosure record of the Corporation, no material labour dispute with current and former employees of the Corporation or its Subsidiary exists, or, to the knowledge of the Corporation, is imminent and the Corporation is not aware of any existing, threatened or imminent labour disturbance by the employees of any of the principal suppliers, manufacturers or contractors of the Corporation or the Subsidiary that would have a Material Adverse Effect;

(bb) no union has been accredited or otherwise designated to represent any employees of the Corporation or its Subsidiary and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation or its Subsidiary and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of the Corporation or its Subsidiary and none is currently being negotiated by the Corporation or its Subsidiary;

(cc) other than usual and customary health and related benefit plans for employees, the Prospectus discloses to the extent required by applicable Canadian Securities Laws to be disclosed in the Prospectus each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Corporation or any subsidiary, as applicable (the "Employee Plans"), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(dd) all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments of the Corporation and its Subsidiary have been recorded in accordance with generally accepted accounting principles in Canada or international financial reporting standards, as applicable, and are reflected on the books and records of the Corporation;

(ee) other than as disclosed in the Offering Documents, neither the Corporation nor its Subsidiary has made any loans to or guaranteed the obligations of any person;

(ff) all of the material contracts and agreements of the Corporation (including, for greater certainty, any contracts and agreements relating to the Intellectual Property) have been disclosed in the Offering Documents and, if required under the Canadian Securities Laws, have or will be filed with the Securities Commissions. Neither the Corporation nor its Subsidiary has received any notification from any party that it intends to terminate any such material contract;

(gg) each of the material agreements and other documents and instruments pursuant to which the Corporation or the Subsidiary holds its Intellectual Property, property and assets and conducts its business is a valid and subsisting agreement, document and instrument in full force and effect, enforceable in accordance with the terms thereof, the Corporation is not in default of any of the material provisions of any such agreements, instruments or documents nor has any such default been alleged;

(hh) other than as previously described in the public disclosure record of the Corporation, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or Governmental Authority, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any subsidiary which is required to be disclosed in the Offering Documents, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or any subsidiary is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and the Subsidiary and would not reasonably be expected to result in a Material Adverse Effect;

(ii) the minute books and records of the Corporation and the Subsidiary made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation are all of the minute books and records of the Corporation and each Subsidiary and contain copies of all significant proceedings of the shareholders and the boards of directors of the Corporation and the Subsidiary and there have not been any other formal meetings, resolutions or proceedings of the shareholders or boards of directors of the Corporation or the Subsidiary not reflected in such minute books and other records, other than those which have been disclosed in writing to the Underwriters or at or in respect of which no material corporate matter or business was approved or transacted;

(jj) no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(kk) the Corporation is a reporting issuer in good standing in each of the provinces of Canada other than the Province of Quebec under Canadian Securities Laws;

(ll) the Corporation is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Qualifying Jurisdictions and on the date of and upon filing of the Prospectus there will be no documents required to be filed under Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required;

(mm) the Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the TSXV and has filed all documents required to be filed by it with the Securities Commissions of each of the provinces of Canada other than the Province of Quebec and under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation;

(nn) no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Offering Documents or preventing the distribution of the Offered Shares in any Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(oo) no forward-looking information (within the meaning of Canadian Securities Laws) included or incorporated by reference in the Prospectus has been made or reaffirmed by the Corporation without a reasonable basis in terms of the data and assumptions used, or has been disclosed other than in good faith;

(pp) the directors and "named executive officers" (as defined under Canadian Securities Laws) of the

Corporation and the Subsidiary and their compensation arrangements with the Corporation, whether as directors, officers or employees of the Corporation, are as disclosed in the Offering Documents;

(qq) the Corporation has not completed any "significant acquisition" nor has it entered into a binding agreement in respect of any "probable acquisition" (as such terms are defined in NI 51-102) and no proposed acquisition has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high such that Canadian Securities Laws would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a Business Acquisition Report pursuant to Canadian Securities Laws;

(rr) other than as previously described in the public disclosure record of the Corporation, neither the Corporation nor the Subsidiary owns any real property;

(ss) with respect to each premise of the Corporation and the Subsidiary which is material to the Corporation and the Subsidiary and which the Corporation or the Subsidiary occupies as tenant (the "Leased Premises"), the Corporation or the Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or the Subsidiary occupies the Leased Premises is in good standing and in full force and effect;

(tt) each of the Corporation and the Subsidiary are currently in compliance with any and all applicable Laws or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety; and there are no pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any environmental laws, except where any non-compliance with any such provisions could not reasonably be expected to have a Material Adverse Effect. The facilities and operations of the Corporation and the Subsidiary are currently being conducted, and to the knowledge of the Corporation have been conducted, in all material respects in accordance with all applicable workers' compensation and health and safety and workplace laws, regulations and policies;

(uu) except as mandated by an applicable regulatory or Governmental Authority, which mandates have not materially affected the Corporation, as at the date hereof, and except as disclosed in the Prospectus, there has been no material effect on the operations of the Corporation or the Subsidiary as a result of the novel coronavirus disease (COVID-19) outbreak (the "COVID-19 Outbreak"). The Corporation has been monitoring the COVID-19 Outbreak and the potential impact at all of its operations, and management believes it has implemented appropriate measures to support the wellness of its employees where the Corporation and the Subsidiary operates while continuing to operate;

(vv) the Corporation and/or the Subsidiary are the exclusive owners of and possess all right, title and interest in and to all Corporation IP, or have an exclusive license or right to use, and sub-license the Licensed IP as disclosed in the Offering Documents, such Intellectual Property being used by the Corporation or the Subsidiary in connection with their businesses and operations, with good and marketable title or valid licenses thereto, free and clear of all Liens and subject to the terms and conditions of the licenses;

(ww) the Corporation and the Subsidiary have taken commercially reasonable steps to maintain, and have not taken any steps that could constitute abandonment of, the Corporation IP, including paying all necessary fees and filing all appropriate registrations, affidavits and renewals with the appropriate Governmental Authorities;

(xx) the Corporation and the Subsidiary, as applicable, have entered into valid and enforceable written agreements pursuant to which the Corporation and the Subsidiary, as applicable, have been granted all licenses and permissions to use, reproduce, sub-license, modify, update, enhance or otherwise exploit any Licensed IP to the extent required in the business of the Corporation and the Subsidiary;

(yy) all of the Corporation IP owned by the Corporation or the Subsidiary was created by employees in the course of their employment or by contractors who have transferred and assigned all of their rights in and to such Corporation IP to the Corporation or the Subsidiary pursuant to written assignment agreements and have waived their moral rights in and to such Intellectual Property;

(zz) each employee of and contractor to the Corporation or the Subsidiary has signed a confidentiality and non-disclosure agreement and, to the knowledge of the Corporation, there have not been any breaches of such confidentiality and non-disclosure agreements and the employment of any employee or the retainer of any consultant of the Corporation or the Subsidiary does not, to the knowledge of the Corporation, violate any non-disclosure or non-competition agreement between any employee or consultant and a third party;

(aaa) except for such licenses, sublicenses and other agreements relating to off-the-shelf software, which is commercially available on a retail basis, each of the Corporation and the Subsidiary has performed all obligations imposed upon it pursuant to all licenses, sublicenses, distributor agreements, and other agreements under which the Corporation or the Subsidiary is either a licensor, licensee or distributor, relating to the Corporation IP or the Licensed IP, all of which are, to the knowledge of the Corporation, valid, enforceable and in full force and effect and which contain terms and conditions prohibiting the unauthorized use, reproduction, disclosure, reverse engineering or transfer of such Intellectual Property, and neither the Corporation nor its Subsidiary, nor to the knowledge of the Corporation any other party thereto, is in breach of or default thereunder in any material respect, nor is there any event which with notice or lapse of time or both would constitute a material default thereunder;

(bbb) to the knowledge of the Corporation, the business operations, or the products or services owned, used, developed, sold, provided, imported, made or licensed by the Corporation or the Subsidiary, does not infringe upon or otherwise violate any Intellectual Property rights of others;

(ccc) except as disclosed in the Offering Documents, none of the Corporation IP or the Licensed IP is subject to any outstanding order, and no claims are pending or, to the knowledge of the Corporation, threatened, which would have a Material Adverse Effect, and which: (i) challenge the validity, enforceability, use, ownership or right in or to any such Intellectual Property, (ii) allege that the operation of the Corporation or the Subsidiary' business infringes or otherwise violates any Intellectual Property right or other proprietary rights(s) of a third party, and the Corporation has no knowledge of any facts which would form a valid basis for any such claim; or (iii) contest the right of the Corporation or the Subsidiary to sell, license or use any material products or services of the Corporation or the Subsidiary;

(ddd) to the knowledge of the Corporation, no person is infringing upon or otherwise violating the Corporation IP or the Licensed IP and neither the Corporation nor its Subsidiary have brought or threatened any action, suit or proceeding for unauthorized use, disclosure, infringement or misappropriation of such Intellectual Property or breach of any license or agreement involving such Intellectual Property against any third party;

(eee) to the knowledge of the Corporation, each of the Corporation and the Subsidiary has taken commercially reasonable actions to maintain and protect each item of the Corporation IP, including taking commercially reasonable actions and precautions to protect the secrecy, confidentiality and value of its trade secrets and the proprietary and confidential nature and value of its Intellectual Property;

(fff) all forms of testing and investigation that have been sponsored by or otherwise been conducted by, on behalf of, or for the benefit of the Corporation or any Subsidiary in furtherance of product development and improvement have been and, to the extent pending, are being conducted in accordance in all material respects with all applicable Laws (including, without limitation, those administered by Health Canada, the Food and Drug Administration of the U.S. Department of Health and Human Services (the "FDA") or by any supranational, foreign, federal, state, provincial, or local governmental or regulatory authority performing functions similar to those performed by Health Canada and/or the FDA), and neither the Corporation nor the Subsidiary has received any notices or other correspondence questioning the material compliance or acceptability of any such testing in any material respect to support regulatory filings. To the knowledge of the Corporation, to the extent any studies or clinical trials cited in the Offering Documents are not captured by the preceding sentence, such studies or clinical trials were and are also being conducted in accordance in all material respects with all Laws. All statements regarding or reference to studies, clinical evidence, and testing, performance or other product data (regardless of the source or sponsor) that are included in the Offering Documents are accurate and complete in all material respects and fairly and accurately present the subject information, and each of the Corporation and the Subsidiary has no knowledge of other data which are materially inconsistent with or otherwise call into question in any material respect such information described or referred to in the Prospectus;

(ggg) Except as would not be reasonably expected to result in a Material Adverse Effect, neither the Corporation nor its Subsidiary has failed to file with the applicable regulatory authorities (excluding Health Canada, the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by Health Canada and/or the FDA) any filing, declaration, listing, registration, report or submission that is required to be so filed. Except as would not be reasonably expected to result in a Material Adverse Effect, neither the Corporation nor the Subsidiary has failed to file with Health Canada, the FDA or any foreign, federal, state or local Governmental Authority performing functions similar to those performed by Health Canada and/or the FDA, any filing, declaration, listing, registration, report or submission that is required to be so filed. All such filings were in material compliance with applicable Laws when filed and no deficiencies have been asserted by any applicable Governmental Authority (including, without limitation, Health Canada, the FDA or any foreign, federal, state or local Governmental Authority performing functions similar to those performed by Health Canada and/or the FDA) with respect to any such filings, declarations, listings, registrations, reports or submissions;

(hhh) the Corporation and the Subsidiary are and at all times have been, in compliance with all Health Care Laws to the extent applicable to the Corporation, the Subsidiary, and it's or their products, operations, and activities, and have not engaged in activities which are, as applicable, cause for false claims liability, civil penalties, criminal conviction, or mandatory or permissive exclusion from any federal, state or provincial health care program, other than any instances of non- compliance or activities that would not reasonably be expected to result in a Material Adverse Effect. Neither the Corporation nor the Subsidiary have received notice of any claim, action, suit, audit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court, arbitrator, or any other Governmental Authority, or third party alleging or asserting any liability under, any non-compliance with, or that any product, operation or activity is in violation of any Health Care Laws, and, to the knowledge of the Corporation, no such claim, action, suit, audit, proceeding, hearing, enforcement, investigation, arbitration or other action is threatened. To the knowledge of the Corporation, there are no facts or circumstances that would reasonably be expected to give rise to liability of the Corporation under Health Care Laws;

(iii) the Corporation and the Subsidiary have filed, obtained, maintained, and submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Law or any Permit ("Filings") in all material respects, and all such Filings were complete and correct in all material respects and not misleading in any material respect on the date filed (or were corrected or supplemented by a subsequent Filing). Neither the Corporation nor its Subsidiary have offered, paid, solicited or received any remuneration, discount, or rebate, to or from any Person except in compliance in all respects with all Health Care Laws, other than any instance of non-compliance as would not reasonably be expected to result in a Material Adverse Effect;

(jjj) the manufacturing of products by or on behalf of the Corporation and any of its Subsidiary is being conducted in compliance with all applicable Health Care Laws, including, without limitation, applicable aspects of the FDA's Quality System regulations for products sold in the United States, and the respective counterparts thereof promulgated by governmental authorities in countries outside the United States, except for any instances of non-compliance as would not reasonably be expected to result in a Material Adverse Effect;

(kkk) except as disclosed in the Offering Documents, the Corporation has not and to the knowledge of the Corporation, its product manufacturers or suppliers have not, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued, any material recall, market withdrawal or replacement, safety alert, post-sale warning or other notice or action relating to the alleged safety or efficacy of any product or any alleged product defect or violation and, to the knowledge of the Corporation, there is no basis for any such notice or action;

(lll) the Corporation and each Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; and the Corporation has no reason to believe that it will not be able to renew the existing insurance coverage of the Corporation and the Subsidiary as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect;

(mmm) the statements set forth in the Prospectus under the heading "Eligibility for Investment" are accurate, subject to the limitations and qualifications set out therein;

(nnn) to the knowledge of the Corporation there are not any material facts relating to the Corporation or its Subsidiary which have not been disclosed or otherwise made available to the Underwriters, including without limitation the Corporation's public disclosure record filed on www.sedar.com;

(ooo) other than the Underwriters pursuant to this Agreement, there is no person acting or purporting to act at the request of the Corporation or its Subsidiary who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein; and

(ppp) the Corporation is a "foreign private issuer" as such term is defined in Rule 405 under U.S.

Securities Laws and may offer the Offered Shares for sale in the United States, through the Underwriters and their respective U.S. Affiliates, to Accredited Investors under Rule 506(b) of Regulation D and to Qualified Institutional Buyers under Rule 144A, pursuant to applicable U.S. Securities Laws.

Section 8 Covenants of the Corporation

The Corporation covenants with the Underwriters that the Corporation will:

(a) promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Offered Shares, copies of any filings made by the Corporation or the Subsidiary of information relating to the Offering with any securities exchange or any regulatory body in Canada or the United States or any other jurisdiction;

(b) promptly provide to the Underwriters and their counsel, during the period commencing on the date hereof and until completion of the distribution of the Offered Shares, drafts of any press releases and other public documents of the Corporation relating to the Corporation, the Subsidiary or the Offering for review by the Underwriters and their counsel prior to issuance, and give the Underwriters and their counsel a reasonable opportunity to provide comments on any such press release or other public document, subject to the Corporation's timely disclosure obligations under applicable Canadian Securities Laws, and each such press release shall comply with Rule 135e under the U.S. Securities Act;

(c) promptly inform the Underwriters in writing during the period prior to the completion of the distribution of the Offered Shares of the full particulars of:

(i) any material change (whether actual, anticipated, contemplated or proposed by, or threatened), financial or otherwise, in the assets, liabilities (contingent or otherwise), business, affairs, prospects, operations, Intellectual Property, cash flow or capital of the Corporation and its Subsidiary, taken as a whole;

(ii) any material fact which has arisen or has been discovered which would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on, or prior to, the date of any of the Offering Documents, as the case may be; or

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact or any new material fact) contained in any of the Offering Documents or whether any event or state of facts has occurred after the date of this Agreement, which, in any case, is of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents including as a result of any of the Offering Documents containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances in which it was made, which would result in any Offering Document not complying with applicable Canadian Securities Laws or U.S. Securities Laws, as the case may be, or which would reasonably be expected to have an effect on the market price or value of the Common Shares;

(d) advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, during the period prior to the completion of the distribution of the Offered Shares, of: (i) the issuance by any Securities Commission, the SEC or similar regulatory authority of any order suspending or preventing the use of any Offering Document; (ii) the suspension of the qualification of the Offered Shares in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; (iv) any requests made by any Securities Commission, the SEC or similar regulatory authority for amending or supplementing any of the Offering Documents or for additional information; or (v) the receipt by the Corporation of any material communication, whether written or oral, from any Securities Commission, the SEC or similar regulatory authority or any stock exchange, relating to the distribution of the Offered Shares, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(e) comply with Section 6.5 and 6.6 of NI 41-101 and with the comparable provisions of the other relevant Canadian Securities Laws. The Corporation will promptly prepare and file with the Securities Commissions in the Qualifying Jurisdictions any Supplementary Material which in the opinion of the Underwriters and the Corporation, each acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to continue to qualify the Offered Shares for distribution. If the Corporation and the Underwriters in good faith disagree as to whether a change, fact or event requires the filing of any Supplementary Material in compliance with Section 6.5 or Section 6.6 of NI 41-101, the Corporation will prepare and file promptly at the request of the Underwriters any Supplementary Material which, in the opinion of the Underwriters, acting reasonably, may be necessary or advisable. Upon receipt of any Supplementary Material the Underwriters shall, as soon as possible, send such Supplementary Material to purchasers of the Offered Shares;

(f) deliver to the Underwriters prior to the filing of the Preliminary Prospectus and Prospectus, a copy thereof signed and certified as required by the applicable Canadian Securities Laws;

(g) advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Prospectus, any Marketing Materials and any Supplementary Material has been filed and receipts therefor (if any) have been obtained pursuant to the Canadian Securities Laws and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(h) deliver without charge to the Underwriters, as soon as practicable, and in any event no later than noon (EST) on the Business Day immediately following the date of issuance of the receipt (or for delivery locations outside of Toronto, on the second Business Day) in the case of the Prospectus, and thereafter from time to time during the distribution of the Offered Shares, in such cities as the Underwriters shall notify the Corporation twenty-four hours before the delivery date (of forty- eight hours before the delivery date for locations outside of Toronto), as many commercial copies of the Preliminary Prospectus, the Prospectus, the U.S. Private Placement Memorandum and any Supplementary Materials the Underwriters may reasonably request for the purposes contemplated by Canadian Securities Laws. Each delivery of the Preliminary Prospectus, the Prospectus, the U.S. Private Placement Memorandum and any Supplementary Materials shall constitute consent by the Corporation to the use by the Underwriters and other investment dealers and brokers of such documents in connection with the distribution of the Offered Shares contemplated hereunder, subject to the provisions of applicable Law and the provisions of this Agreement;

(i) use the net proceeds of the Offering substantially in the manner specified in the Prospectus, subject to the qualifications set out therein;

(j) file or cause to be filed with the TSXV all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Corporation has obtained all necessary approvals for the Common Shares to be listed on the TSXV;

(k) prior to the Closing Date, make all necessary arrangements that are within the control of the Corporation for the electronic deposit of the Offered Shares pursuant to the non-certificated issue system of CDS on the Closing Date. All fees and expenses payable to CDS and/or the Transfer Agent in connection with the electronic deposit and the fees and expenses payable to CDS and/or the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Offered Shares shall be borne by the Corporation;

(l) for a period of at least 12 months following the Closing Date, use its commercially reasonable efforts to remain (i) a corporation validly subsisting under the laws of Ontario, provided that the Corporation shall not be required to comply with the terms of this Section 8(l) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a "distributing corporation" (within the meaning of the Business Corporations Act (Ontario)); (ii) licensed, registered or qualified as an extra- provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary; and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable Laws of each such jurisdiction;

(m) for a period of at least 12 months following the Closing Date, use commercially reasonable efforts to maintain its status as a "reporting issuer" under Canadian Securities Laws of a jurisdiction of Canada, not in default of any requirement of such Canadian Securities Laws, other than in the event of an acquisition of all of the issued and outstanding Common Shares by way of take-over bid merger, amalgamation, plan of arrangement or similar transaction;

(n) for a period of at least 12 months following the Closing Date, use commercially reasonable efforts to maintain the listing of the Common Shares on the TSXV or another recognized stock exchange or quotation system in Canada, other than in the event of an acquisition of all of the issued and outstanding Common Shares by way of take-over bid merger, amalgamation, plan of arrangement or similar transaction;

(o) use its commercially reasonable efforts to fulfil or cause to be fulfilled, at or prior to the Closing Time, each of the conditions required to be fulfilled by it set out in Section 5 hereof;

(p) will close the Concurrent Non-Brokered Placement at the Closing Time on the Closing Date, at the same purchase price per Common Share as the Offering Price;

(q) not to directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or any securities convertible into or exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of Eight, on behalf of the Underwriters, such consent not to be unreasonably withheld, except in conjunction with: (i) this Agreement, including the Concurrent Non-Brokered Placement; (ii) the issuance of securities of the Corporation upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities existing on the date hereof; (iii) the issuance of securities of the Corporation in connection with an arm's length acquisition of assets or securities of a company or business;

(r) use its best efforts to cause each of the officers and directors, and each of such officers' and directors' associates and affiliates, to enter into an agreement in favour of the Underwriters pursuant to which he, she or it shall covenant and agree that he, she or it will not, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or any securities convertible into or exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period of 60 days after the Closing Date, without the prior written consent of Eight, on behalf of the Underwriters, such consent not to be unreasonably withheld; and

(s) promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, such further acts, documents and things for the purpose of giving effect to this Agreement and the transactions contemplated herein.

Section 9 Additional Documents upon Filing of the Prospectus

The Underwriters' obligations under this Agreement to purchase the Offered Shares are conditional upon, in addition to the conditions referred to elsewhere in this Agreement, the receipt by the Underwriters concurrently with the filing of the Prospectus, and any amendment thereto:

(a) the Underwriters receiving, concurrently with the filing of the Prospectus, and any amendment thereto, a comfort letter dated the date of the Prospectus or any amendment thereto, as applicable, from the auditors of the Corporation, addressed to the Underwriters and to the board of directors of the Corporation in form and substance satisfactory to Eight, acting reasonably, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained in the Prospectus or the amendment, as applicable, and matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus to a date not more than two Business Days prior to the date of such letter;

(b) similar comfort letters and opinions shall be delivered to the Underwriters with respect to any Supplementary Material concurrently with the execution of such Supplementary Material; and

(c) prior to the filing of the Prospectus, copies of correspondence indicating that the application for the listing and posting for trading on the TSXV of the Common Shares issuable pursuant to the Offering has been conditionally approved, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSXV.

Section 10 Closing

The purchase and sale of the Offered Shares shall be completed at the Closing Time at the offices of Irwin Lowy LLP in Toronto, Ontario or at such other place as Eight (on behalf of the Underwriters) and the Corporation may agree. At the Closing Time, the Corporation shall: (i) cause the Transfer Agent to electronically deposit the Offered Shares (other than Offered Shares sold in the United States pursuant to Rule 506(b) of Regulation D) to CDS or its nominee on behalf of the Underwriters registered in the name of "CDS & Co." or in such other name or names as the Underwriters may notify the Corporation in writing not less than 24 hours prior to the Closing Time to be held by CDS as a non-certificated inventory in accordance with the rules and procedures of CDS; and (ii) deliver to Eight, on behalf of the Underwriters, certificates representing the Offered Shares sold in the United States pursuant to Section 4(a)Rule 506(b) of Regulation D, registered in such name or names as the Underwriters may notify the Corporation in writing not less than 24 hours prior to the Closing Time, against payment by the Underwriters to the Corporation, at the direction of the Corporation, as applicable, of the aggregate purchase price for the Offered Shares less an amount equal to the Underwriting Fee and a reasonable estimate of the out-of-pocket fees and expenses of the Underwriters and their counsel payable pursuant to Section 15, by wire transfer, or if permitted by applicable Law, certified cheque or bank draft, in Canadian currency payable at par in Toronto, Ontario, together with a receipt signed by Eight (on behalf of the Underwriters) for such electronic deposit and for receipt of the Underwriting Fee and such estimated expenses. As soon as practicable following the Closing Time, the Underwriters shall submit an invoice with respect to the actual reasonable out of-pocket fees and expenses of the Underwriters and their counsel payable by the Corporation pursuant to Section 15. In the event that the actual reasonable out-of-pocket fees and expenses of the Underwriters and their counsel payable by the Corporation is less than the estimated amount thereof paid to the Underwriters on Closing, the Underwriters shall reimburse the Corporation for the amount of such difference. In the event that the actual reasonable out-of-pocket fees and expenses of the Underwriters and their counsel payable by the Corporation is greater than the estimated amount thereof paid to the Underwriters on Closing, the Corporation shall promptly pay the amount of such difference to the Underwriters.

Section 11 Closing of the Over-Allotment Option

(a) The purchase and sale of the Over-Allotment Shares, if required, shall be completed at such time and place as the Underwriters and the Corporation may agree, but in no event shall such closing occur later than five Business Days after written notice to purchase Over-Allotment Shares under the Over-Allotment Option is given in the manner contemplated herein.

(b) At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement: (i) the Corporation will deposit, for the respective accounts of the Underwriters, the Over-Allotment Shares electronically with CDS through its non-certificated inventory system, against payment by the Underwriters to the Corporation, at the direction of the Corporation, of the aggregate purchase price for the Over-Allotment Shares less an amount equal to the Underwriting Fee and a reasonable estimate of the out-of-pocket fees and expenses of the Underwriters payable pursuant to Section 15, by wire transfer, or if permitted by applicable Law, certified cheque or bank draft, in Canadian currency payable at par in Toronto, Ontario, together with a receipt signed by Eight (on behalf of the Underwriters) for such electronic deposit and for receipt of the Underwriting Fee and such estimated expenses. Notwithstanding the foregoing, the Over-Allotment Shares sold pursuant to Rule 506(b) of Regulation D shall be delivered in the same manner as set forth in Section 10 hereof for Offered Shares sold pursuant to Rule 506(b) of Regulation D.

(c) The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 5 relating to closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Offered Shares pursuant to any exercise of the Over-Allotment Option.

(d) In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Common Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 12 Termination Rights

(a) All terms and conditions set out herein shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters in any material respect shall entitle the Underwriters (or any of them) to terminate their obligations under this Agreement by written notice to that effect given to the Corporation prior to the Closing Time.

(b) The Corporation shall use its commercially reasonable efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on an Underwriter, any such waiver or extension must be in writing and signed by such Underwriter.

(c) In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act or non-compliance with the terms of this Agreement, any Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on such Underwriter's part, its obligations under this Agreement to purchase the Offered Shares, by giving written notice to the Corporation at any time at or prior to the Closing Time:

(i) if there is a material change or a change in a material fact or a new material fact shall arise or there should be discovered any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus or the (final) Prospectus or any amendment thereto, in each case, that has or would be expected to have, in the sole opinion of Eight, a significant adverse change or effect on the business or affairs of the Corporation or on the market price or the value of the securities of the Corporation;

(ii) if (i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence (including by way of the COVID-19 pandemic but only to the extent that there are material adverse impacts related thereto after the date hereof) or a new or change in any law or regulation which in the sole opinion of Eight, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Corporation and the Subsidiary, taken as a whole, or the market price or value of the securities of the Corporation; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors of the Corporation or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSXV or securities commissions which involves a finding of wrong-doing; or (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Corporation is made or threatened by a securities regulatory authority; and

(iii) the Corporation is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false in any material respect.

(d) The rights of termination contained in this Section 12 as may be exercised by the Underwriters, or any of them, are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement. Notwithstanding the foregoing sentence, in the event of any such termination, there shall be no further liability on the part of such terminating Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability which may have arisen prior to or which may arise after such termination under Section 13, Section 14 and Section 15. A notice of termination given by an Underwriter under this Section 12 shall not be binding upon any other Underwriter.

Section 13 Indemnification

(a) Subject to Section 13(h), the Corporation agrees to protect, indemnify and hold harmless each of the Underwriters and their respective affiliates and subsidiaries and the respective directors, officers, partners, agents, employees and shareholders and each other person, if any, controlling any of the Underwriters or their subsidiaries or affiliates (each an "Indemnified Party" and collectively, the "Indemnified Parties") from and against any and all losses (other than losses of profit), expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against an Indemnified Party (collectively, the "Losses") that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity under any statute or common law or otherwise (collectively the "Claims") insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, from or in consequence of the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the execution of this Agreement by the Corporation, including, without limitation:

(i) any breach of or default under any representation, warranty, covenant or agreement of the Corporation in this Agreement or the failure of the Corporation to comply with any of its obligations hereunder;

(ii) any information or statement (except any information or statement relating solely to an Indemnified Party and provided in writing by the Indemnified Party for inclusion in such document) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this Agreement being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(iii) any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to an Indemnified Party provided in writing by the Indemnified Party) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this Agreement, preventing or restricting the trading in or the sale or distribution of the Common Shares;

(iv) the Corporation not complying with any requirement of the Canadian Securities Laws or

U.S. Securities Laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v) any failure or alleged failure to make timely disclosure of a material change by the Corporation, where such failure or alleged failure occurs during the Offering or during the period of distribution or where such failure relates to the Offering or the Offered Shares and may give or gives rise to any liability under any Law in any jurisdiction which is in force on the date of this Agreement.

(b) The Underwriters shall not be required to conduct a suitability review in respect of sales to investors on the President's List and the Corporation shall indemnify and save harmless the Underwriters from any and all losses or expenses relating to sales to investors on the President's

List.

(c) The Corporation acknowledges and agrees that Underwriters do not and will not have any liability whatsoever to any purchaser under or in connection with the Concurrent Non-Brokered Placement and the Corporation shall indemnify and save harmless the Underwriters from any and all losses or expenses relating to sales to investors pursuant to the Concurrent Non-Brokered Placement.

(d) The Corporation agrees to waive any right they may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with the Offering except to the extent any Losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the negligence or wilful misconduct of such Indemnified Party.

(e) The Corporation will not, without the Indemnified Party's prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(f) Promptly after receiving notice of a Claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Indemnified Party will notify the Corporation in writing of the particulars thereof, provided that the omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defense of such Claim or results in any material increase in the liability which the Corporation has under this indemnity. The Corporation shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Claim. If the Corporation undertakes, conducts and controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim, at the expense of the relevant Indemnified Party to the extent additional counsel or other external advisors are retained by such Indemnified Party.

(g) In any such Claim, such Indemnified Party shall have the right to retain separate legal counsel to act on such Indemnified Party's behalf, the reasonable fees and expenses of which counsel shall be at the expense of the Corporation if: (i) the Corporation does not assume the defence of the Claim within such 14 day period after receiving notice; (ii) the Corporation agrees to separate representation for the Indemnified Party, or (iii) the representation of the Corporation and such Indemnified Party by the same legal counsel would be inappropriate due to actual or potential differing interests, provided that in no circumstances will the Corporation be required to pay the reasonable fees and expenses of more than one legal counsel for all Indemnified Parties.

(h) Notwithstanding anything to the contrary contained herein, the foregoing indemnity shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non- appealable shall determine that such Losses to which the Indemnified Party may be subject were caused by the negligence, dishonesty, fraud or wilful misconduct of the Indemnified Party. For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute "negligence", "dishonesty", "fraud" or "willful misconduct" for the purposes of this Section 13 or otherwise disentitle the Underwriters from indemnification hereunder.

(i) The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or the Underwriters by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Corporation and/or the Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Underwriters, the Indemnified Parties shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by the Indemnified Parties in connection therewith) and out-of-pocket expenses incurred by Indemnified Parties in connection therewith shall be paid by the Corporation as they occur.

(j) To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

(k) The Corporation agrees to reimburse the Underwriters for the time spent by their personnel in connection with any Claim at their normal per diem rates.

(l) The indemnity and the contribution obligations of the Corporation pursuant to Section 14 shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the personnel of the Underwriters and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and any of the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

Section 14 Contribution

(a) In the event that the indemnity of the Corporation provided for in Section 13 hereof is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or is unavailable for any other reason, the Underwriters and the Corporation shall severally, and not jointly, contribute to the aggregate of all Claims and all Losses of the nature contemplated in Section 13 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) the relative benefits received by the Underwriters, on the one hand (being the Underwriting Fee), and the relative benefits received by the Corporation, as applicable, on the other hand (being the gross proceeds derived from the sale of the Offered Shares less the Underwriting Fee), (ii) the relative fault of the Corporation, on the one hand and the Underwriters on the other hand, and (iii) relevant equitable consideration; provided that the Corporation shall in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any excess of such amount over the amount paid or payable to the Underwriters or any other Indemnified Party under this Agreement. For greater certainty and notwithstanding anything to the contrary contained herein, the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, dishonesty, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, dishonesty, wilful misconduct or negligence.

(b) Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

Section 15 Expenses

The Corporation will be responsible for all expenses related to the Offering, whether or not the Offering is completed, including, but not limited to, the fees and disbursements of the Corporation's legal counsel, the fees and disbursements of the Underwriters' legal counsel (up to an aggregate maximum of $125,000, exclusive of applicable taxes and disbursements), the fees and disbursements of accountants and auditors, the fees and disbursements of translators, the fees and disbursements of other applicable experts, the expenses related to road-shows and marketing activities, printing costs, filing fees, stock exchange fees, the reasonable out-of-pocket expenses of the Underwriters and taxes on all of the foregoing.

Section 16 Obligations of the Underwriters to be Several

(a) Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Offered Shares shall be several (and not joint or joint and several) and shall be as to the following percentages:

Eight Capital	70%
Leede Jones Gable Inc.	15%
Research Capital Corporation	15%
100%

(b) If an Underwriter (a "Refusing Underwriter") fails to purchase its applicable percentage of the Offered Shares (each, "Defaulted Securities") which that Underwriter has agreed to purchase under this Agreement (other than in accordance with Section 12 hereof), the remaining Underwriter (the "Continuing Underwriter") shall have the right, but shall not be obligated, to purchase all but not less than all, of the Defaulted Securities. If the number of Defaulted Securities to be purchased by the Refusing Underwriter does not exceed 20% of the Offered Shares, the Continuing Underwriter will be obligated to purchase the Defaulted Securities on the terms set out in this Agreement; however, the Continuing Underwriters will not be required to purchase the Defaulted Securities if the Refusing Underwriter, or the Continuing Underwriter exercise or have exercised their termination rights pursuant to Section 11 hereof. Subject to the immediately preceding sentence, if the number of Defaulted Securities is greater than 20% of the Offered Shares, the Continuing Underwriter will not be obligated to purchase the Defaulted Securities and, if the Continuing Underwriter do not elect to purchase the Defaulted Securities:

(i) the Continuing Underwriter will not be obligated to purchase any of the Offered Shares;

(ii) the Corporation will not be obligated to sell less than all of the Offered Shares; and

(iii) the Corporation will be entitled to terminate its obligations under this Agreement, in which event there will be no further liability hereunder on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of Section 13, Section 14 and Section 15.

(c) No action taken pursuant to this section shall relieve any Refusing Underwriter from responsibility in respect of its default to the Corporation or to any Continuing Underwriter.

(d) Nothing in this Agreement shall oblige any U.S. Affiliate of any of the Underwriters to purchase the Offered Shares. Any United States broker dealer who makes any offers or sales of the Offered Shares in the United States will do so solely as an agent for an Underwriter.

(e) Without affecting the obligation of the Underwriters to purchase the Initial Shares from the Corporation at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable effort to sell all of the Initial Shares at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will decrease the Underwriting Fee ($0.351 per Offered Share) to be paid by the Corporation to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation ($5.499 per Offered Share), before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Offering Price is decreased.

Section 17 Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement resulting from the Corporation's acceptance of this offer, with the exception of the matters contemplated by Section 12, Section 13 and Section 14 may be taken by Eight on behalf of itself and the other Underwriter and the acceptance of this offer by the Corporation shall constitute the Corporation's authority for accepting notification of any such steps from, and for delivering the definitive documents in respect of the Offering to, or to the order of, Eight.

Section 18 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. In the event of any dispute regarding the Agreement, the parties hereto submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 19 Survival of Warranties, Representations, Covenants and Agreements

Except as expressly set out herein, all warranties, representations, covenants and agreements of the Corporation and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Underwriters and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of the Closing of the sale of the Offered Shares, any subsequent disposition of the Offered Shares by the Underwriters or the termination of the Underwriters' obligations under this Agreement for a period ending on the date that is two years following the Closing Date and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Offering Documents or the distribution of the Offered Shares or otherwise, and the Corporation agrees that the Underwriters shall not be presumed to know of the existence of a claim against the Corporation under this Agreement or any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Shares as a result of any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Offering Documents or the distribution of the Offered Shares or otherwise. Notwithstanding the foregoing, the provisions contained in this Agreement in any way related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely.

Section 20 Notices

(a) All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by electronic delivery to such other party as follows:

(i) to the Corporation at:

Zentek Ltd.

210 - 1205 Amber Drive

Thunder Bay, ON P7B 6M4

Attention:	Greg Fenton, Chief Executive Officer
e-mail:	gfenton@zentek.com

with a copy (but not as notice) to:

Irwin Lowy LLP

217 Queen St. West, Suite 401

Toronto, ON M5V 0R2

Attention:	Steven Agnew
e-mail:	sagnew@irwinlowy.com

(ii) to the Underwriters at:

Eight Capital

Suite 2110, 335 - 8th Avenue SW Calgary, AB T2P 1C9

Attention:	Tony P. Loria, Principal, Vice Chairman, Calgary
e-mail:	tloria@viiicapital.com

Leede Jones Gable Inc.

1000 - 110 Yonge Street

Toronto, ON M5C 1T4

Attention:	Jim Dale, Chief Executive Officer
e-mail:	jdale@leedejonesgable.com

Research Capital Corporation

199 Bay Street, Suite 4500

Toronto, ON M5L 1G2

Attention:	David Keating, Managing Director, Head of Equity Capital Markets, Co-
head Capital Markets
e-mail:	dkeating@researchcapital.com

with a copy (but not as notice) to:

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place

PO Box 367, 100 King St W

Toronto, Ontario M5X 1E2

Attention:	Derek Sigel
e-mail:	derek.sigel@dlapiper.com

(b) The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by telecopy and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by e-mail on the first Business Day following the day on which it is sent

Section 21 Counterpart Signature

This Agreement may be executed in one or more counterparts (including counterparts by email or by other means of electronic transmission) which, together, shall constitute an original copy hereof as of the date first noted above.

Section 22 Enforceability

To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

Section 23 Successors and Assigns

The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

Section 24 Entire Agreement; Time of the Essence

This Agreement, including Schedule A hereto, constitutes the entire agreement between the Underwriters and the Corporation relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Corporation (including, for greater certainty, the Engagement Letter) and time shall be of the essence hereof.

Section 25 Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters may affect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 26 Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

Section 27 Relationship of the Underwriters

In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

Section 28 No Fiduciary Duty

The Corporation hereby acknowledges that (a) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm's-length commercial transaction between the Corporation, on the one hand, and the Underwriters and any affiliate through which they may be acting, on the other, (b) the Underwriters are acting as principals and not as an agents or fiduciaries of the Corporation, and (c) the engagement of the Underwriters by the Corporation in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters owe an agency, fiduciary or similar duty to the Corporation in connection with such transaction or the process leading thereto.

[Balance of Page Intentionally Left Blank]

If this offer accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation please communicate your acceptance by executing where indicated below and returning by electronic delivery, email or by courier one originally executed copy to the Underwriters.

Yours very truly,

EIGHT CAPITAL

Per:    "Tony P. Loria"

Tony P. Loria

Principal, Vice Chairman, Calgary

LEEDE JONES GABLE INC.

Per:    "Jim Dale"

Jim Dale

Chief Executive Officer

RESEARCH CAPITAL CORPORATION

Per:    "David Keating"

David Keating

Managing Director, Head of Equity

Capital Markets, Co-head Capital

Markets

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

ZENTEK LTD.

Per:    "Greg Fenton"

Chief Executive Officer

SCHEDULE A

Terms and Conditions for United States Offers and Sales

As used in this schedule, the following terms shall have the meanings indicated:

Accredited Investor	means an "accredited investor" that meets one or more of the criteria set forth in Rule 501(a) of Regulation D;

Affiliate	means an "affiliate" as that term is defined in Rule 405 under the U.S. Securities Act;

Directed Selling Efforts	means "directed selling efforts" as that term is defined in Regulation S;

Foreign Issuer	means a "foreign issuer" as that term is defined in Regulation S;

General Solicitation or General Advertising

means "general solicitation or general advertising", as used under Rule 502(c) of Regulation D, including, without limitation, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

Offshore Transaction	means an "offshore transaction" as that term is defined in Regulation S;

Qualified Institutional Buyer	means a "qualified institutional buyer" as that term is defined in Rule 144A;

QIB Certificate	means the qualified institutional buyer representation letter in the form attached to the U.S. Placement Memorandum;

Regulation D	means Regulation D under the U.S. Securities Act;

Regulation S	means Regulation S under the U.S. Securities Act;

Rule 144A	means Rule 144A under the U.S. Securities Act;

Substantial U.S. Market Interest	means "substantial U.S. market interest" as that term is defined in Regulation S;

U.S. Affiliate	means any U.S. registered broker-dealer affiliate of any Underwriter;

U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

U.S. Person	means a "U.S. person" as that term is defined in Rule 902(k) of Regulation S; and

U.S. Securities Act	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

All capitalized terms used herein without definition have the meanings ascribed thereto in the Underwriting Agreement.

1. Each Underwriter represents and warrants to the Corporation that:

(a) it acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except by the Underwriters through U.S. Affiliates to Qualified Institutional Buyers pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or to Accredited Investors who are not also Qualified Institutional Buyers pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D, in either case on the terms and subject to the conditions of this Schedule A and in compliance with applicable state securities laws. It has not offered or sold, and will not offer or sell, any of the Offered Shares except (A) in accordance with the foregoing exemptions on the terms and subject to the conditions of this Schedule A and in compliance with applicable state securities laws, or (B) in Offshore Transactions to non-U.S. Persons in compliance with Rule 903 of Regulation S. Accordingly, except in connection with offers and sales pursuant to Rule 144A or Rule 506(b) of Regulation D, or as permitted by Rule 903 of Regulation S, neither it nor its affiliates nor any persons acting on its or their behalf has made or will make (i) any offer to sell Offered Shares in the United States, (ii) any sale of Offered Shares unless at the time the purchaser's buy order was or will be originated the purchaser was outside the

United States or it, and its affiliates or any persons acting on its or their behalf reasonably believed that the purchaser was outside the United States and not a U.S. Person;

(b) it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its U.S. Affiliates, any Selling Firm or with the prior written consent of the Corporation;

(c) it shall require its U.S. Affiliates and each Selling Firm to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable best efforts to ensure that each U.S. Affiliate and Selling Firm complies with, the applicable provisions of this Schedule A as if such provisions applied to such U.S. Affiliate and Selling Firm; and

(d) with respect to the Offered Shares to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the "Regulation D Securities"), none of it, its U.S. Affiliates, any of their respective general partners or managing members, any director or executive officer of any of the foregoing, any other officer of any of the foregoing participating in offer and sale of the Regulation D Securities, or any other officer or employee of any of the foregoing that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers of the Regulation D Securities (each, a "Dealer Covered Person" and, together, the "Dealer Covered Persons") is subject to any Rule 506 Disqualification Event. Neither it nor its U.S. Affiliate has paid or will pay, nor is it aware of any other person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons) for solicitation of purchasers of the Regulation D Securities.

2. Each Underwriter covenants to and agrees with the Corporation that:

(a) all offers and sales of the Offered Shares in the United States have been and will be effected through one or more of the U.S. Affiliates in accordance with all applicable U.S. broker-dealer requirements;

(b) each U.S. Affiliate offering and selling offering Offered Shares to Qualified Institutional Buyers pursuant to Rule 144A is a Qualified Institutional Buyer, and each U.S. Affiliate is and on the date of each offer and sale of Offered Shares in the United States was and will be duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;

(c) it has not solicited, offered, or offered to sell, and will not solicit offers for, or offer to sell, either directly or through a U.S. Affiliate, the Offered Shares in the United States by means of any form of General Solicitation or General Advertising and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Offered Shares offered and sold outside the United States and to non-U.S. Persons pursuant to Rule 903 of Regulation S;

(d) it will solicit, and will cause each U.S. Affiliate to solicit, offers for the Offered Shares in the United States only from, and will offer and sell the Offered Shares only to, and it and they have offered and solicited only from and to (i) Substituted Purchasers that are Accredited Investors who are not also Qualified Institutional Buyers with which it or its U.S. Affiliate has a pre-existing relationship in accordance with Rule 506(b) of Regulation D, or (ii) persons it reasonably believes, and immediately prior to making any such offer, it had reasonable grounds to believe and did believe, to be Qualified Institutional Buyers with whom it or its U.S. Affiliate has a pre-existing relationship in accordance with Rule 144A;

(e) any sales of Offered Shares made to Substituted Purchasers in the United States will be made directly by the Corporation to Accredited Investors who are not also Qualified Institutional Buyers purchasing as Substituted Purchasers, and the Underwriter and its U.S. Affiliate shall act in the capacity as placement agent for such sales;

(f) immediately prior to soliciting offerees in the United States and at the time of completion of each sale to a purchaser in the United States it, its U.S. Affiliate and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree or purchaser, as applicable, was a Qualified Institutional Buyer purchasing Offered Shares directly from the Underwriter through its U.S. Affiliate or a Substituted Purchaser that is an Accredited Investor (but not a Qualified Institutional Buyer) purchasing Offered Shares directly from the Corporation;

(g) it will inform, or cause each U.S. Affiliate to inform, all offerees and purchasers of the Offered Shares in the United States that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being sold to them without registration under the U.S. Securities Act in reliance upon either Rule 144A or Rule 506(b) of Regulation D, as applicable, and that the Offered Shares are "restricted securities" and may not be exercised, offered, sold, pledged or otherwise transferred except pursuant to a registration statement under United States federal and state securities laws or an available exemption from such registration requirements and in compliance with applicable legends set forth on such securities and the restrictions set forth in the documents and agreements governing such securities;

(h) it has delivered or will deliver, through a U.S. Affiliate, a copy of the preliminary version of the U.S. Private Placement Memorandum, including the Preliminary Prospectus, to each person in the United States to which it has offered Offered Shares. Prior to any sale by it of Offered Shares in the United States by it, it will deliver, through a U.S. Affiliate, a copy of the U.S. Private Placement Memorandum to the purchaser of such Offered Shares and no other written material (other than the preliminary version of the U.S. Private Placement) has been or will be used in connection with offers or sales of the Offered Shares in the United States;

(i) it shall cause each U.S. Affiliate and each Selling Firm to agree, for the benefit of the Corporation, to the same provisions as are contained in this Schedule A;

(j) at least one business day prior to each closing, it shall cause each U.S. Affiliate to provide the Corporation with a list of all purchasers of the Offered Shares in the United States and (i) a duly completed and executed QIB Certificate from each purchaser purchasing pursuant to Rule 144A or (ii) a duly completed and executed Accredited Investor Representation Letter in the form attached to the U.S. Private Placement Memorandum from each purchaser purchasing pursuant to Rule 506(b) of Regulation D;

(k) at each closing, it and its U.S. Affiliates will either (i) provide a certificate, substantially in the form of Annex 1 to this Schedule 'B", or (ii) be deemed to have represented and warranted to the Corporation as of the applicable closing time that neither it nor they offered or sold any Offered Shares in the United States; and

(l) none of it, any of its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.It is understood and agreed by the Underwriters that the offer and sale of the Offered Shares in the United States will be made only (i) by the Underwriters or their respective U.S. Affiliates, acting as agents for the Underwriters, pursuant to Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers with which it or its U.S. Affiliate has a pre-existing relationship, in compliance with any applicable state securities laws of the United States and such purchaser shall have made the representations, warranties and agreements set forth in the QIB Certificate or (ii) in sales made directly by the Corporation pursuant to offers made by the Underwriters or their respective U.S. Affiliates, pursuant to Rule 506(b) of Regulation D, to Substituted Purchasers that are Accredited Investors (but not Qualified Institutional Buyers) with which it or its U.S. Affiliate has a pre-existing relationship and in compliance with any applicable state securities laws of the United States and such purchaser shall have made the representations, warranties and agreements set forth in the Accredited Investor Representation Letter attached to the United States Private Placement Memorandum.

3. It is understood and agreed by the Underwriters that the offer and sale of the Offered Shares in the United States and to, or for the account or benefit of, U.S. Persons, will be made only (i) by the Underwriters or their respective U.S. Affiliates, acting as agents for the Underwriters, pursuant to Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers with which it or its U.S. Affiliate has a pre-existing relationship, in compliance with any applicable state securities laws of the United States and such purchaser shall have made the representations, warranties and agreements set forth in the QIB Certificate or (ii) in sales made directly by the Corporation pursuant to offers made by the Underwriters or their respective U.S. Affiliates, pursuant to Section 4(a)(2), to Substituted Purchasers that are Accredited Investors (but not Qualified Institutional Buyers) with which it or its U.S. Affiliate has a pre-existing relationship and in compliance with any applicable state securities laws of the United States and such purchaser shall have made the representations, warranties and agreements set forth in the Accredited Investor Representation Letter attached to the United States Private Placement Memorandum.

4. The Corporation represents, warrants, covenants and agrees to and with the Underwriters that:

(a) it is, and at each closing will be, a Foreign Issuer that reasonably believes that there is no Substantial U.S. Market Interest in its Common Shares;

(b) it is not, and after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Prospectus and after giving effect to the Concurrent Non-Brokered Placement, will not be registered or required to register as an "investment company" pursuant to the provisions of the United States Investment

Company Act of 1940, as amended;

(c) at the Closing Date, the Offered Shares (and the Common Shares issued pursuant to the Concurrent Non-Brokered Placement) will not be (A) part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (B) quoted in a U.S. automated inter-dealer system, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

(d) for so long as any Offered Shares which have been sold in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the

U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of, or exempt from reporting pursuant to Rule 12g3-2(b) under, the U.S. Exchange Act, the Corporation will furnish to any holder of the Offered Shares in the United States and any prospective purchaser of the Offered Shares designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Shares to effect resales under Rule 144A);

(a) none of the Corporation, its affiliates or any persons acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) (i) has offered or sold or will offer or sell the Offered Shares except through the Underwriters and the U.S. Affiliates in compliance with this Schedule A other than pursuant to the Concurrent Non- Brokered Placement, or (ii) has taken or will take any action that would cause the exclusion from registration provided by Rule 903 of Regulation S, or the exemptions from registration provided by Rule 144A or Rule 506(b) of Regulation D, to be unavailable with respect to offers and sales of the Offered Shares (and the Common Shares issued pursuant to the Concurrent Non-Brokered Placement) pursuant to this Schedule A;

(b) the Corporation has not sold, offered for sale or solicited any offer to buy, and will not sell, offer for sale or solicit any offer to buy, any of its securities in a manner that would be integrated with the offer and sale of the Offered Shares (and the Common Shares issued pursuant to the Concurrent Non-Brokered Placement) and would cause the exemptions from registration set forth in Rule 144A or Rule 506(b) of Regulation D, or the exclusion from registration provided by Rule 903 of Regulation S, to become unavailable with respect to offers and sales of the Offered Shares (and the Common Shares issued pursuant to the Concurrent Non-Brokered Placement) contemplated hereby;

(c) none of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) (i) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Shares (and the Common Shares issued pursuant to the Concurrent Non-Brokered Placement) in the United States; (ii) has made or will make any Directed Selling Efforts; or (iii) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act, in connection with the offer and sale of the Offered Shares (and the Common Shares issued pursuant to the Concurrent Non- Brokered Placement);

(d) the Corporation will, within the prescribed time periods after the first sale of the Offered Shares (and the Common Shares issued pursuant to the Concurrent Non-Brokered Placement), prepare and file any forms or notices required under the U.S. Securities Act or any state securities laws in connection with the sale of the Offered Shares (and the Common Shares issued pursuant to the Concurrent Non-Brokered Placement), including but not limited to filing a Form D, if applicable, with the SEC; and

(e) with respect to Regulation D Securities, none of the Corporation, any of its predecessors, any director, executive officer, or other officer of the Corporation participating in the offering, any beneficial owner of 20% or more of the Corporation's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act but excluding the Underwriters, their U.S. Affiliates and their respective affiliates or any person acting on its or their behalf, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) connected with the Corporation in any capacity at the time of sale (each, an "Issuer Covered Person" and, together, "Issuer Covered Persons") is subject to a Rule 506 Disqualification Event, except for a Rule 506 Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Corporation has exercised reasonable care to determine: (i) the identity of each person that is an Issuer Covered Person; and (ii) whether any Issuer Covered Person is subject to a Rule 506 Disqualification Event. The Corporation has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Underwriters a copy of any disclosures provided thereunder. The Corporation has not paid and will not pay, nor is it aware of any person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons) for solicitation of purchasers of the Subscription Receipts.

ANNEX 1 TO Schedule A

UNDERWRITERS' CERTIFICATE

In connection with the private placement of Offered Shares (the "Offered Shares") of Zentek Ltd. (the "Corporation") in the United States, the undersigned, being one of the several Underwriters referred to in the underwriting agreement dated as of November 22, 2021, among the Corporation and the Underwriters (the "Underwriting Agreement"), and the placement agent in the United States for such Underwriter (the "U.S. Affiliate"), do hereby certify that:

1. the U.S. Affiliate is, and was on the date of each offer and sale of Offered Shares in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale was made (unless exempted from the respective state's broker-dealer registration requirements), and is and was at such times a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc., and all offers and sales of the Offered Shares in the United States have been and will be effected by the U.S. Affiliate in accordance with all U.S. broker-dealer requirements;

2. we acknowledge that the Offered Shares have not been registered under the U.S. Securities Act or any applicable state securities laws and may not be offered or sold within the United States except pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

3. neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of General Solicitation or General Advertising;

4. each offeree was provided with the preliminary version of the U.S. Private Placement Memorandum, including the Preliminary Prospectus, and we have not used and will not use any written material other than the U.S. Private Placement Memorandum and the preliminary version thereof;

5. immediately prior to transmitting any of the foregoing materials to offerees, we had reasonable grounds to believe and did believe that each offeree was an Accredited Investor or a Qualified Institutional Buyer, and on the date hereof, we continue to believe that each such offeree who is purchasing Offered Shares directly from the Corporation is an Accredited Investor and that each offeree purchasing Offered Shares from us is a Qualified Institutional Buyer;

6. we obtained and delivered to the Corporation, for acceptance at the Closing, a duly executed Accredited Investor Representation Letter from each purchaser purchasing Offered Shares pursuant to Rule 506(b) of Regulation D, and a duly executed QIB Certificate from each Qualified Institutional Buyer purchasing Offered Shares pursuant to Rule 144A;

7. neither we, any of our affiliates nor any person acting on any of our or their behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares; and

8. the offering of the Offered Shares has been conducted by us in accordance with the Underwriting Agreement, including Schedule A thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule A thereto) unless otherwise defined herein.

Dated this ____ day of ______________, 2021.

[INSERT NAME OF UNDERWRITER]	[INSERT NAME OF U.S. AFFILIATE]

By:	By:
Name:	Name:
Title:	Title: